RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated January 26, 2017 To the Product Prospectus Supplement ERN-ETF-1 Dated January 11, 2016, Prospectus Supplement Dated January 8, 2016, and Prospectus Dated January 8, 2016	$500,000 Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds, Due January 31, 2022 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Enhanced Return Notes (the “Notes”) linked to the performance of an equally weighted basket (the “Basket”) of two ETFs comprised of the SPDR® S&P® Regional Banking ETF and the Financial Select SPDR® Fund.
The CUSIP number for the Notes is 78012KZA8. The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease in the level of the Basket between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk. Investors are subject to a one-for-one loss of the principal amount of the Notes for any percentage decrease from the Initial Level to the Final Level of more than 15%. Any payments on the Notes are subject to our credit risk.
Non-U.S. holders will not be subject to withholding on dividend equivalent payments under Section 871(m) of the U.S. Internal Revenue Code. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.
Issue Date: January 31, 2017
Maturity Date: January 31, 2022
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated January 11, 2016, and “Selected Risk Considerations” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$500,000.00
Underwriting discounts and commissions(1)	2.25%	$11,250.00
Proceeds to Royal Bank of Canada	97.75%	$488,750.00
(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts may be between $977.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this pricing supplement is $947.26 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $22.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $22.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-17 below.
We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
 SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Reference Asset:
The Notes are linked to the level of an equally weighted basket (the “Basket”) of two ETFs (each, a “Basket Component,” collectively, the “Basket Components”).  The Basket Components and their respective Component Weights are indicated in the table below.

Currency:	U.S. Dollars
Denominations	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	January 26, 2017
Issue Date:	January 31, 2017
CUSIP:	78012KZA8
Valuation Date:	January 26, 2022
Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to:

Principal Amount + (Principal Amount x Percentage Change and)

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -15.00%), then the investor will receive the principal amount only. If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -15.01% and -100%, then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]
In this case, you will lose a portion of the principal amount of the Notes, which could be substantial.

Percentage Change:
The Percentage Change, expressed as a percentage and rounded to two decimal places, will be equal to the sum of the Weighted Component Change for each Basket Component. The Weighted Component Change for each Basket Component will be determined as follows:

Initial Level:	The closing price per share of a Basket Component on the Pricing Date, as indicated below.
Final Level:	The closing price per share of a Basket Component on the Valuation Date.
The Basket:	Basket Component	Bloomberg Ticker	Component Weight	Initial Level
	SPDR® S&P® Regional Banking (the “KRE”)	KRE	1/2	$56.88
	Financial Select SPDR® Fund (the “XLF”)	XLF	1/2	$23.74

P-2	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
Buffer Percentage:	15%
Buffer Level:	85% of the Initial Level
Maturity Date:	January 31, 2022, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 11, 2016.
Term:	Approximately five (5) years
Principal at Risk:	The Notes are NOT principal protected. You may lose a substantial portion of your principal amount at maturity if there is a decrease from the Initial Level to the Final Level of more than 15%.
Calculation Agent:	RBC Capital Markets, LLC
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2016, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 11, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016  and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January11, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated January 11, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047385/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the price of any Basket Component on the Valuation Date or on any trading day prior to the Maturity Date. All examples are based on the Buffer Percentage of 15.00% (the Buffer Level is 85.00% of the Initial Level) and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	5%
	Payment at Maturity:	$1,000 + ($1,000 x 5%) = $1,000 + $50.00 = $1,050.00
	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050.00, a 5.00% return on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
	Percentage Change:	-8%
	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.
	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
	Percentage Change:	-35%
	Payment at Maturity:	$1,000 + [$1,000 x (-35% + 15%)] = $1,000 - $150.00 = $800.00
	On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $800.00, a –20% return on the Notes.

P-5	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Basket Components.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the level of the Reference Asset.  You will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level by more than 15%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

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Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the Payment at Maturity will not exceed the Maximum Redemption Amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Basket Components or a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

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There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

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You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset.

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The Initial Estimated Value of the Notes Is Less than the Price to the Public – The initial estimated value set forth on the cover page  of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

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The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set – The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

P-6	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
Market Disruption Events and Adjustments – The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
The Correlation Between the Performance of each Basket Component and the Performance of its Underlying Index May Be Imperfect — The performance of each Basket Component is linked principally to the performance of its Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on each Basket Component may correlate imperfectly with the return on its Underlying Index.

•
Changes in the Level of One Basket Component May Be Offset by Changes in the Level of the Other Basket Components – A change in the level of one Basket Component may not correlate with changes in the level of the other Basket Components.  The level of one Basket Component may increase, while the level of one or more of the other Basket Components may not increase as much, or may even decrease.  Therefore, in determining the level of the Reference Asset as of any time, increases in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the level of the other Basket Components.

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The Securities Composing Each Basket Component Are Concentrated In One Sector – All of the securities held by the Basket Components are issued by companies in the financial services industry. As a result, the securities that will determine the value of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the Basket Components, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in the companies in the financial sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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There Are Risks Associated with the Financial Services Industry – Each Basket Component invests in financial services companies, which are subject to extensive governmental regulation that may limit both the amounts and types of loans and other financial commitments they can make and the interest rates and fees they can charge. Market or economic factors impacting financial services companies and companies that rely heavily on the financial services industry could have a major effect on the value of each Basket Component’s investments. Profitability is largely dependent on the availability and cost of capital, and can fluctuate significantly when interest rates change or due to increased competition. In addition, adverse conditions in the financial industry during the past several years generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Events during the past several years in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value, as compared to their value prior to 2008. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. As a result, each Basket Component may be more volatile than an exchange-traded fund whose sector(s) is more diversified.

P-7	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
INFORMATION REGARDING THE BASKET COMPONENTS
Information provided to or filed with the SEC by the Basket Components under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Basket Components is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Basket Components with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by either investment adviser. Each investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Each investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of each Basket Component set forth below from Bloomberg Financial Markets.
    We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Basket Components should not be taken as an indication of their future performance, and no assurance can be given as to the market prices of the Basket Components on the Valuation Date. We cannot give you assurance that the performance of the Basket Components will not result in the loss of all or part of your investment.

The SPDR® S&P® Regional Banking ETF (“KRE”)
State Street Bank and Trust Company (“SSBTC”) act as trustee of this Basket Component, and PDR Services, LLC acts as sponsor of this Basket Component. The Basket Component is a unit investment trust that issues securities called “Standard & Poor’s Depositary Receipts” or “SPDRs.” The Basket Component is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “KRE.” The Basket Component is an investment company registered under the Investment Company Act of 1940, as amended. SPDRs represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of its Underlying Index.
Investment Objective and Strategy
In seeking to track the performance of the Underlying Index, this Basket Component employs a sampling strategy, which means that this Basket Component is not required to purchase all of the securities represented in the Underlying Index. Instead, this Basket Component may purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The quantity of holdings in this Basket Component will be based on a number of factors, including asset size of the Basket Component. Based on its analysis of these factors, SSFM may invest this Basket Component’s assets in a subset of securities in the Underlying Index or may invest this Basket Component’s assets in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index. Under normal market conditions, the Basket Component generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Underlying Index. This Basket Component will provide shareholders with at least 60 days’ notice prior to any material change in this 80% investment policy. In addition, this Basket Component may invest in equity securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

P-8	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
The Underlying Index
We have derived all information relating to the Underlying Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by the Index Sponsor. The Index Sponsor, which licenses the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index at any time.
General
The Underlying Index is designed to measure the performance of the regional banks sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the regional banks sub-industry portion of the S&P TMI.
To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI, and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition, companies must satisfy one of the two following combined size and liquidity criteria:
1.  float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or
2.  float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.
All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 companies, companies from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.
Eligibility factors include:
Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.
Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Constituents having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Constituents having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing Underlying Index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.
Domicile:  U.S. companies only.
Takeover Restrictions:  At the discretion of the Index Sponsor, constituents with shareholder ownership restrictions defined in company organizational documents may be deemed ineligible for inclusion in the Underlying Index.

P-9	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.
Turnover:  At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

P-10	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
The Financial Select Sector SPDR® Fund
The XLF is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to each of ten separate investment portfolios, including the Basket Components, all of which are offered by the Select Sector SPDR Trust, a registered investment company. The XLF trades on the NYSE Arca under the ticker symbol “XLF.”
The XLF utilizes a “replication” investment approach in attempting to track the performance of the underlying index. This Basket Component typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as that index. The XLF will normally invest at least 95% of its total assets in the common stocks that comprise the applicable underlying index.
The XLF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Financial Select Sector Index. The S&P® Financial Select Sector Index measures the performance of the financial sector of the U.S. equity market. The XLF is composed of companies whose primary line of business is directly associated with the financial sector.
The S&P® Financial Select Sector Index
Eligibility Criteria for Index Components
The stocks included in each Select Sector Index are selected by Merrill Lynch acting as index sponsor, in consultation with Standard & Poor’s Financial Services LLC (“S&P”), from the universe of companies represented by the S&P 500® Index. S&P acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the nine Select Sector Indices together comprise all of the companies in the S&P 500® Index.
Index Maintenance
Each Select Sector Index was developed and is maintained in accordance with the following criteria:
•	Each of the component stocks in a Select Sector Index (the “SPDR Component Stocks”) is a constituent company of the S&P 500® Index.
•
The nine Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•
Merrill Lynch, acting as the index sponsor, assigns each constituent stock of the S&P 500® Index to a Select Sector Index. Merrill Lynch, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

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S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Indices.

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Each Select Sector Index is calculated by S&P using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to certain Internal Revenue Code requirements.

Calculation of the Underlying Index
Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

P-11	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
Merrill Lynch may at any time determine that a SPDR® Component Stock which has been assigned to one Select Sector Index has undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that Merrill Lynch notifies S&P that a SPDR® Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable.
SPDR® Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

P-12	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
 Historical Information for the SPDR® S&P® Regional Banking ETF (“KRE”)
The graph below sets forth the information relating to the historical performance of this Basket Component. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of this Basket Component. The information provided in this table is for the four calendar quarters of 2012 through 2016, and the period from January 1, 2017 through January 26, 2017.
We obtained the information regarding the historical performance of this Basket Component in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of this Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket Component. We cannot give you assurance that the performance of this Basket Component will result in any positive return on your initial investment.

P-13	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
Period- Start Date	Period-End Date	High Intra-Day Price of this Reference Stock ($)	Low Intra-Day Price of this Reference Stock ($)	Period-End Closing Price of this Reference Stock ($)
1/1/2012	3/31/2012	29.35	24.62	28.47
4/1/2012	6/30/2012	28.75	24.80	27.38
7/1/2012	9/30/2012	30.07	26.23	28.64
10/1/2012	12/31/2012	29.48	26.07	27.97
1/1/2013	3/31/2013	31.93	28.51	31.80
4/1/2013	6/30/2013	34.08	29.73	33.88
7/1/2013	9/30/2013	37.71	34.06	35.65
10/1/2013	12/31/2013	40.99	35.02	40.61
1/1/2014	3/31/2014	42.78	36.83	41.38
4/1/2014	6/30/2014	42.47	36.60	40.32
7/1/2014	9/30/2014	41.29	37.42	37.86
10/1/2014	12/31/2014	41.43	35.20	40.70
1/1/2015	3/31/2015	41.82	36.36	40.83
4/1/2015	6/30/2015	45.61	40.20	44.16
7/1/2015	9/30/2015	45.29	35.03	41.18
10/1/2015	12/31/2015	46.33	39.24	41.92
1/1/2016	3/31/2016	41.26	32.63	37.64
4/1/2016	6/30/2016	42.03	35.29	38.35
7/1/2016	9/30/2016	43.27	36.16	42.27
10/1/2016	12/31/2016	56.54	41.37	55.57
1/1/2017	1/26/2017	56.88	53.79	56.88
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
Historical Information for Financial Select SPDR® Fund (“XLF”)
The graph below sets forth the information relating to the historical performance of the Basket Component. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of this Basket Component. The information provided in this table is for the four calendar quarters of 2012 through 2016, and the period from January 1, 2017 through January 26, 2017. We obtained the information regarding the historical performance of this Basket Component in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of this Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket Component. We cannot give you assurance that the performance of the Basket Component will result in any positive return on your initial investment.

P-15	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
Period- Start Date	Period-End Date	High Intra-Day Price of this Reference Stock ($)	Low Intra-Day Price of this Reference Stock ($)	Period-End Closing Price of this Reference Stock ($)
1/1/2012	3/31/2012	13.00	10.65	12.81
4/1/2012	6/30/2012	12.98	10.80	11.87
7/1/2012	9/30/2012	13.35	11.44	12.67
10/1/2012	12/31/2012	13.56	12.24	13.32
1/1/2013	3/31/2013	15.00	13.60	14.77
4/1/2013	6/30/2013	16.52	14.42	15.83
7/1/2013	9/30/2013	17.00	15.70	16.18
10/1/2013	12/31/2013	17.75	15.83	17.75
1/1/2014	3/31/2014	18.38	16.65	18.14
4/1/2014	6/30/2014	18.62	17.21	18.47
7/1/2014	9/30/2014	19.39	17.93	18.81
10/1/2014	12/31/2014	20.41	17.50	20.08
1/1/2015	3/31/2015	20.21	18.59	19.58
4/1/2015	6/30/2015	20.54	19.42	19.80
7/1/2015	9/30/2015	20.80	15.04	18.40
10/1/2015	12/31/2015	20.28	17.86	19.31
1/1/2016	3/31/2016	19.10	15.86	18.28
4/1/2016	6/30/2016	19.43	17.31	18.54
7/1/2016	9/30/2016	20.01	18.00	19.30
10/1/2016	12/31/2016	23.86	19.12	23.25
1/1/2017	1/26/2017	23.74	22.95	23.74
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-16	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 11, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Accordingly, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION
Delivery of the Notes will be made against payment for the Notes on January 31, 2017, which is the third business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Basket Components.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational,

P-17	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due January 31, 2022
funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-18	RBC Capital Markets, LLC